Exhibit 99.1

SYSWIN INC.

ANNOUNCES SECOND QUARTER AND FIRST HALF 2011 UNAUDITED FINANCIAL RESULTS

Aggregate transaction value increased by 16.3% from 2Q2010

BEIJING, August 10, 2011 -- SYSWIN Inc. (NYSE: SYSW; "SYSWIN" or "the Company"), a leading primary real estate service provider in China, today announced its unaudited financial results for the second quarter and first half of 2011 ended June 30, 2011.

SECOND QUARTER 2011 FINANCIAL & OPERATION SUMMARY:
-
Aggregate gross floor area (“GFA”) of properties sold increased 48.0% from 2Q2010 to 1,285,000 square meters and aggregate transaction value of properties sold increased 16.3% from 2Q2010 to RMB12.8 billion

-	Net revenue decreased 11.7% from 2Q2010 to RMB148.2 million
-	Gross profit decreased 39.1% from 2Q2010 to RMB71.6 million
-	Operating income decreased 76.6% from 2Q2010 to RMB21.2million
-	Non-GAAP operating income decreased 75.9% from 2Q2010 to RMB21.9 million
-	Net income decreased 81.2% from 2Q2010 to RMB10.8 million
-	Non-GAAP net income decreased 80.3% from 2Q2010 to RMB11.3 million
-	Basic and diluted earnings per ADS (EPADS, with 1 ADS representing 4 ordinary shares) was US$0.03, compared to US$0.23 in 2Q2010
-	Non-GAAP EPADS was US$0.04, compared to US$0.23 in 2Q2010

FIRST HALF 2011 FINANCIAL & OPERATION SUMMARY:
-	Aggregate GFA of properties sold increase 50.8% from 1H2010 to 2,212,000 square meters and aggregate transaction value of properties sold increased 24.5% from 1H2010 to RMB25.0 billion
-	Net revenue increased 8.2% from 1H2010 to RMB314.2million
-	Gross profit decreased 11.4% from 1H2010 to RMB179.2 million
-	Operating income decreased 51.8% from 1H2010 to RMB71.6 million
-	Non-GAAP operating income decreased 51.1% from 1H2010 to RMB72.7 million
-	Net income decreased 51.5% from 1H2010 to RMB45.8 million
-	Non-GAAP net income decreased 50.6% from 1H2010 to RMB46.5 million
-	Basic and diluted EPADS was US$0.15, compared to US$0.38 in 1H2010
-	Non-GAAP EPADS was US$0.15, compared to US$0.38 in 1H2010

BUSINESS HIGHLIGHTS:
	1H 2011	1H 2010	Change	2Q 2011	2Q 2010	Change
Number of cities entered	23	15	8	23	15	8
Aggregate GFA of the properties sold (in thousand square meters)	2,212	1,467	50.8%	1,285	868	48.0%
Average selling price per square meters (in RMB)	11,296	13,682	-17.4%	9,994	12,719	-21.4%
Aggregate transaction value (in million RMB)	24,986	20,072	24.5%	12,842	11,040	16.3%
Effective commission rates (%)	1.2	1.4	-0.2	1.1	1.5	-0.4
Effective base commission rates (%)	0.8	0.9	-0.1	0.8	0.9	-0.1
Number of projects under sales	129	68	41	117	61	56

In presenting SYSWIN’s results for its second quarter, CEO and Director Mr. Liangsheng Chen said, “Our earnings performance in the second quarter continued to show the strong execution by our experienced management team. Despite a difficult business environment in the real estate sector, we posted a net revenue of RMB148 million, compared to the guidance we provided in 1Q2011 of RMB145 million to RMB150 million. On a year-on-year basis, SYSWIN’s aggregate transaction value in 2Q2011 grew 16.3% and aggregate gross floor area sold increased 48.0%.”

Mr. Chen continued, “The efforts we expended in the last few quarters to build scale and develop relationships with our key clients paid off in several ways. Firstly, we successfully built up a strong market position and captured greater market share in existing and in newly entered cities as we continued to build out a stronger and more diversified pipeline inventory. The aggregate GFA of properties newly contracted in 2Q2011 increased 13.2% year-on-year to 5.4 million square meters. The total contract pipeline in 2Q2011 grew 137.7% to 32.9 million square meters from 13.9 million square meters from 2Q2010.”

“Secondly, SYSWIN also further diversified and widened revenue streams by expanding into a larger number of cities. This is evident in the fact that our revenue inflows from cities outside Beijing increased to 54.6% of our total revenues in 2Q2011 from 17.3% in the same period last year.”

“Thirdly, SYSWIN‘s key client strategy has been proven amid the prevailing trend of rising industry consolidation as major developers continued to gain market from smaller players. One of the highlights in the second quarter of 2011 was our new projects obtained from Ordos, which was the fourth time we won repeat business from one of our developer partners. We are confident that we will continue to gain repeat businesses from our existing clients by raising our service level to service their needs.”

“Evidently, the real estate market as a whole in China is under great pressure from the continued tightening measures to regulate the property market designed to curb hikes in housing prices. Interest rate increases and tightened mortgage lending rules for banks will continue to depress market demand. We have seen some positive indicators on market activity starting July as developers started to lower property prices in Tier I cities in order to stimulate sales and as a result, the sell-through rates of several new property sites in Tier I cities came in at 60-80% on launch dates reflecting underlying demand. Still, we remain conservative and cautious for the remainder of the year as many uncertainties in the market exist causing low visibility and giving us cause for concern. For example, more policies may be unveiled to control property prices in Tier II and III cities and our developer clients may further delay project launches. This will adversely impact our business and cause pressure on our earnings.”

“As such, management’s concerns about the uncertain market situation are reflected in our third quarter guidance. Despite the short-term challenges we face, we believe SYSWIN’s growth strategy will continue to contribute to the company’s long-term growth. Going forward, management’s goal is to build scalability and efficiency by increasing SYSWIN’s market share nationwide through further penetration in existing cities and frays into new cities. SYSWIN will also focus on expanding its client base and adopt key client strategies to increase per-client revenues. Additionally, the company will invest in human resources prudently to support business growth and pursue new business opportunities for long-term growth.”

In concluding, Mr. Chen said, “We remain confident and optimistic in the long term prospect of China’s real estate market as our nation’s economic and consumption growth stay strong, while increasing urbanization and infrastructure development promise to drive fundamental market demand and bring long-term growth to the sector.”

“Finally, I would like to thank Mr. Hongbing Tao for his tremendous contributions to the company during his tenure as president. SYSWIN will continue to leverage on Mr. Tao’s wealth of industry expertise in the primary real estate industry as he remains as company director. I believe he will continue to be a valuable member of our strong board of directors.”

SECOND QUARTER & FIRST HALF 2011 FINANCIAL REVIEW:

Net Revenue

Net revenue in 2Q2011 decreased 11.7% from 2Q2010 to RMB148.2 million. Net revenue in 1H2011 increased 8.2% from 1H2010 to RMB314.2 million.

Real Estate Sales Agency Services
Net revenue from real estate sales agency services for 2Q2011 decrease 13.5% from 2Q2010 to RMB141.6 million, primarily due to a decrease in bonus commissions. Net revenue from real estate agency services for 1H2011 increased 6.3% from 1H2010 to RMB301.0 million. The increase primarily reflected an increase in the aggregate GFA of properties sold.

-
The aggregate GFA of properties sold in 2Q2011 increased 48.0% from 2Q2010 to 1,285,000 square meters. The increase primarily reflected a significant increase in aggregate GFA of properties sold in Tier II and Tier III cities including Qingdao, Chengdu and Chongqing. The aggregate GFA of properties sold in 1H2011 increased 50.8% from 1H2010 to 2,212,000 square meters. The increase primarily reflected a significant increase in aggregate GFA of properties sold in Tier II and Tier III cities including Tianjin, Qingdao, Chengdu and Chongqing.

-
Average selling price per square meter of the projects to which we provided sales agency services was RMB9,994 in 2Q2011 compared to RMB12,719 during the same period in 2010. The decrease was primarily due to contributions to aggregate transaction value from cities other than Beijing increasing to 70.9% in 2Q2011 from 30.2% in 2Q2010, while the average selling price per square meter in those cities is lower than Beijing. Average selling price per square meter of the projects to which we provided sales agency services was RMB11,296 in 1H2011 compared to RMB13,682 during the same period in 2010. The decrease was primarily due to contributions to aggregate transaction value from cities other than Beijing increasing to 56.6% in 1H2011 from 25.3% in 1H2010, while the average sales price per square meter in those cities is lower than Beijing.

-
Aggregate transaction value in 2Q2011 was RMB12.8 billion, an increase of 16.3% from 2Q2010. The rise in aggregate transaction value was primarily due to an increase of 173.1% by RMB5.8 billion to RMB9.1 billion in other cities and partially offset by a decrease of 51.5% by RMB4.0 billion to RMB3.7 billion in Beijing. Aggregate transaction value in 1H2011 was RMB25.0 billion, an increase of 24.5% from 1H2010. The rise of aggregate transaction value was primarily due to an increase of 178.4% by RMB9.1 billion to RMB14.1 billion in other cities and partially offset by a decrease of 27.7% by RMB4.1 billion to RMB10.9 billion in Beijing from 1H2010.

-	Overall commission rates in 2Q2011 were 1.1%, compared to 1.5% in 2Q2010. Overall commission rates in 1H2011 were 1.2%, compared to 1.4% in 1H2010.

-
Bonus commission recognized in 2Q2011 primarily reflected the revenue recognition of the retention money kept by developer clients, after satisfying the developers’ pre-determined criteria. The bonus commission recognized in 2Q2011 and 1H2011 accounted for 20.7% and 29.4% of the respective periods’ net revenue, as compared to 39.2% and 34.1% in respective periods of the prior year.

-	Excluding the bonus commission, the base commission rate was 0.8% in 2Q2011 and 0.8% for 1H2011 respectively, as compared to 0.9% in 2Q2010 and 0.9% for 1H2010 respectively.

Real estate consultancy services

Net revenue from real estate consultancy services in 2Q2011 increased 53.8% from 2Q2010 to RMB6.6 million, and accounted for 4.5% of our total net revenue in 2Q2011. Net revenue from real estate consultancy services in 1H2011 increased 83.1% from 1H2010 to RMB13.3 million, and accounted for 4.2% of total net revenue in 1H2011. The improvement was mainly due to the increasing number of the land consultancy services projects and the pre-sale consultancy services projects we provided to developers.

Gross Profit and Gross Margin

Gross profit in 2Q2011 decreased 39.1% from 2Q2010 to RMB71.6 million. Gross profit in 1H2011 decreased 11.4% from 1H2010 to RMB179.2 million.

Cost of revenue in 2Q2011 increased 51.9% from 2Q2010 to RMB76.6 million, and increased 53.3% in 1H2011 from 1H2010 to RMB135.1 million. The increase was primarily attributable to the salaries, commissions and welfare expenses paid to the new and existing sales forces to pursue future sales growth and to support future projects.

Gross margin was 48.3% in 2Q2011 compared to 70.0% in 2Q2010. The decline in gross margin was primarily due to the decrease of net revenue and the increase of cost from 2Q2010 to 2Q2011. Gross margin was 57.0% in 1H2011 compared to 69.7% in 1H2010, due to the rapid increase of costs of revenue as compared to a moderate revenue growth from 1H2010 to 1H2011.

Operating Expenses

Operating expenses including selling, marketing and administrative cost in 2Q2011 increased 73.6% from 2Q2010 to RMB50.6 million, and increased 95.4% in 1H2011 from 1H2010 to RMB110.0 million. In addition to the increased staff cost as the company continued its expansion, the increase in operating expenses was primarily due to the increased office rent, listing-related expenses, and marketing promotion expenses, especially in brand promotion expenses.

The increase in staff cost is primarily attributable to the Company’s expansion to Xian, Qinhuangdao, Hefei, Dongguan, Huizhou and Shenzhen during 1Q2011.

The brand promotion expenses incurred during 2Q2011 and 1H2011 were mainly attributable to a series of workshops, in which the Company invited senior executives of SYSWIN’s clients and local developers to discuss business opportunities, assessment of market conditions and risks, sales-specific processes and roadmaps. The workshops were also aimed at promoting SYSWIN’s primary brokerage capabilities to developer clients. These workshops enabled SYSWIN to form closer relationships with its clients and also contributed to developing quality leads for its sales team.

Operating Income and Operating margin

Operating income in 2Q2011 decreased 76.6% from 2Q2010 to RMB21.2 million. Operating income in 1H2011 decreased 51.8% from 1H2010 to RMB71.6 million. The decrease was primarily due to the increase in staff cost as the company continued its expansion.

Non-GAAP operating income in 2Q2011 decreased 75.9% from 2Q2010 to RMB21.9 million. Non-GAAP operating income in 1H2011 decreased 51.1% from 1H2010 to RMB72.7 million.

Operating margin in 2Q2011 decreased to 14.3% from 54.1% in 2Q2010, and decreased to 22.8% in 1H2011 from 51.1% in 1H2010. The decrease in operating margin reflected the decrease in gross profit margin and increased staff cost as we recruited support staffs to pursue future sales growth and for our expanded nationwide offices.

Net Income from Continuing Operation and Earnings per ADS

Net income from continuing operations in 2Q2011 decreased 84.0% from 2Q2010 to RMB10.8 million. Net income from continuing operations in 1H2011 decreased 58.5% from 1H2010 to RMB45.8 million. The decrease mainly reflected the decreased operating income as well as foreign exchange loss which amounted to RMB4.9 million and RMB 8.9 million in 2Q2011 and 1H2011 respectively.

Non-GAAP net income from continuing operations in 2Q2011 decreased 80.3% from 2Q2010 to RMB11.3 million. Non-GAAP net income from continuing operations in 1H2011 decreased 50.6% from 1H2010 to RMB46.5 million.

There is no loss from discontinued operations during 2Q2011 and 1H2011. Loss from discontinued operations in 2Q2010 and 1H2010 was RMB10.2 million and RMB16.0 million respectively.

Basic and diluted EPADS was US$0.03 in 2Q2011, compared to US$0.23 in 2Q2010. Basic and diluted EPADS was US$0.15 in 1H2011, compared to US$0.38 in 1H2010.

Non-GAAP basic and diluted EPADS was US$0.04 in 2Q2011, compared to US$0.23 in 2Q2010. Non-GAAP basic and diluted EPADS was US$0.15 in 1H2011, compared to US$0.38 in 1H2010.

Cash and Cash Flow

As of June 30, 2011, the total balance of cash and cash equivalents was RMB395.7 million. The net cash used in operating activities in 2Q2011 was RMB67.4 million, primarily attributable to an increase of RMB25.0 million in accounts receivable, and an increase of RMB23.9 million of other receivables, which are upfront deposits we make to property developers prior to the sales commencement. The net cash used in investing activities in 2Q2011 was RMB9.3 million, primarily attributable to the cost of RMB6.7 million in property and equipment purchased. The net cash used in operating activities in 1H2011 was RMB167.7 million, primarily attributable to an increase of Rmb95.9 million in accounts receivable, and an increase of RMB57.0 million of other receivables, which are upfront deposits we make to property developers prior to the sales commencement, and decrease of payroll payable of RMB25.8 million. The net cash used in investing activities in 1H2011 was Rmb17.0 million, primarily attributable to the cost of RMB8.6 million in property and equipment purchased and acquisition of subsidiary of RMB8.8 million.

THIRD QUARTER 2011 GUIDANCE

SYSWIN anticipates net revenue in the third quarter of 2011 will be in the range of RMB145 million to RMB150 million, representing an increase of 2.8% to 7.1% year over year. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL DETAILS

Mr. Liangsheng Chen, CEO/Director, and Mr. Kai Li, CFO of SYSWIN will be hosting a conference call on August 11, 2011 at 8:00 am ET. To participate on the conference call, please dial the following numbers:

US (Toll free) – 1 800 706 7745
HK (Toll free) – 800 96 3844
South China (Toll free) – 1080 0130 0399, 1080 0120 2655 and 1080 0152 1490
North China (Toll free) – 1080 0852 1490 and 1080 0712 2655
Other international locations (US Toll) – 1 617 614 3472

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call. Replays of the conference call will be available until August 18, 2011 by dialing 888 286 8010 or +1 617 801 6888 (international) and entering 28114484 as the passcode. A live webcast can also be accessed through the investor relations section of the Company’s website http://ir.syswin.com.

CONTACT:

Wen Fan
Investor Relations
Email: ir@syswin.com
Tel: 8610-84728783

ABOUT SYSWIN
Syswin is a leading primary real estate services provider in China. Its core business is to provide real estate sales agency services to developers with regards to new residential properties. The company currently operates in 23 cities in the Bohai Rim (North China), Western China, Yangtze River Delta region (East China) and Southern China. In Beijing and Northern China, we believe Syswin has the largest market share based on the transaction value of new properties sold. The company works with 14 of China’s top 30 developers, including well-known names such as China Vanke, Poly, Agile, China Merchants Property Development Co., Ltd, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:
This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN's financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN's future financial results are discussed more fully in SYSWIN's filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement SYSWIN Inc.’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SYSWIN Inc. uses in this press release the following non-GAAP financial measures: (1) Non-GAAP net income attributable to SYSWIN Inc., (2) Non-GAAP net income, (3) Non-GAAP income from operations (4) Non-GAAP income from continuing operations (5) Non-GAAP net income per shares, basic and diluted, each of which excludes amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

SYSWIN Inc. believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding amortization of intangible assets resulting from business acquisitions, which may not be indicative of SYSWIN Inc.’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to SYSWIN Inc.’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in SYSWIN Inc.’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

SYSWIN INC.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except shares and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

Net revenue	167,884	148,205	290,379	314,223

Cost of revenues	(50,437)	(76,638)	(88,129)	(135,063)

Gross profit	117,447	71,567	202,250	179,160

Selling, marketing and administrative expenses	(29,147)	(50,594)	(56,303)	(110,014)
Other operating income, net	2,557	246	2,557	2,475

Income from operations	90,857	21,219	148,504	71,621
Interest income	528	303	979	2,034
Foreign currency exchange loss	-	(4,913)	-	(8,940)
Other (expenses) / income – net	(28)	(81)	(28)	4,331

Income from continuing operations before income tax	91,357	16,528	149,455	69,046
Income tax	(23,666)	(5,717)	(39,186)	(23,278)

Income from continuing operations	67,691	10,811	110,269	45,768
Loss from discontinued operations, net	(10,166)	-	(15,968)	-

Net income	57,525	10,811	94,301	45,768

Net loss attributable to non-controlling interest	-	(146)	-	(204)
Net income attributable to SYSWIN Inc.	57,525	10,665	94,301	45,564

Income per share from continuing operations, basic and diluted	0.44	0.06	0.71	0.24
Loss per share from discontinued operations, basic and diluted	(0.07)	-	(0.10)	-
Net income per share, basic and diluted	0.37	0.06	0.61	0.24
Shares used in calculating income per share, basic and diluted (weighted average number of ordinary shares outstanding)	154,875,000	193,275,000	154,875,000	193,275,000

SYSWIN INC.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	June 30,
	2010 RMB	2011 RMB
ASSETS
Current assets:
Cash and cash equivalents	581,765	395,720
Restricted cash	3,000	-
Accounts receivable, net	281,374	405,650
Prepaid expenses - related party	-	6,907
Other receivables	16,502	76,855
Deferred tax assets	24,230	26,785
Total current assets	906,871	911,917

Non-current assets:
Property and equipment, net	50,165	53,897
Intangible assets, net	3,507	12,492
Goodwill	-	8,337
Prepaid expenses - related party	-	8,058
Deferred tax assets	2,954	10,658
Other non-current assets	19,300	21,500
Total assets	982,797	1,026,859

Current liabilities:
Accrued expenses and other current liabilities	134,256	137,545
Income tax payable	28,109	19,501
Dividend payable	15,197	14,858
Total current liabilities	177,562	171,904

Non-current liabilities:
Deferred revenue	2,434	1,977
Deferred tax liabilities	-	2,409
Total liabilities	179,996	176,290

Shareholders’ equity:
Ordinary shares	1	1
Additional paid-in capital	637,289	637,289
Statutory reserve	37,669	43,866
Retained earnings	127,842	167,209
Total SYSWIN Inc. shareholders’ equity	802,801	848,365

Non-controlling interest	-	2,204

Total shareholders’ equity	802,801	850,569

Total liabilities and shareholders’ equity	982,797	1,026,859

SYSWIN INC.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

Cash flows from operating activities
Net income	57,525	10,665	94,301	45,564
Adjustment to reconcile net income to net cash provided (used in) by operating activities
Depreciation and amortization	3,815	4,497	7,114	8,287
Non-controlling interest	-	146	-	204
Allowance for doubtful accounts	1,000	-	1,000	-
Changes in operating assets and liabilities
Accounts receivables	27,140	(24,963)	20,504	(95,928)
Other receivables	(20,202)	(23,927)	(40,320)	(56,994)
Prepaid expenses - related party	-	(14,965)	-	(14,965)
Deferred tax assets	(4,492)	(2,673)	(7,864)	(5,609)
Deferred tax liabilities	-	(172)	-	(258)
Other non-current assets	-	-	4,000	(2,200)
Accrued expenses and other current liabilities	1,834	1,556	(1,453)	(26,009)
Income tax payable	-	(17,332)	(11,169)	(19,351)
Deferred revenue	-	(228)	-	(456)
Net cash provided (used) in operating activities	66,620	(67,396)	66,113	(167,715)

Cash flows from investing activities
Purchase of property and equipment	(16,479)	(6,725)	(22,146)	(8,607)
(Increase)/release of restricted cash (net)	-	-	-	3,000
Acquisition of subsidiaries, net of cash acquired	-	-	-	(8,831)
Prepayment for acquisition of non-controlling interest in a subsidiary	-	(2,560)	-	(2,560)
Net cash provided (used in) by investing activities	(16,479)	(9,285)	(22,146)	(16,998)

Cash flows from financing activities
Issuance cost paid	-	-	-	(993)
Dividends paid to shareholders	-	(339)	-	(339)
Net cash provided (used) in financing activities	-	(339)	-	(1,332)

Net increase (decrease) in cash and cash equivalents	50,141	(77,020)	43,967	(186,045)
Cash and cash equivalents at the beginning of the period	188,654	472,740	194,828	581,765
Cash and cash equivalents at the end of the period	238,795	395,720	238,795	395,720

SYSWIN INC.
Reconciliation of GAAP and Non-GAAP Results
(in thousands, except shares and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

GAAP income from operations	90,857	21,219	148,504	71,621
Amortization of intangible assets resulting from business acquisitions	-	688	-	1,032
Non-GAAP income from operations	90,857	21,907	148,504	72,653

GAAP income from continuing operations	67,691	10,811	110,269	45,768
Amortization of intangible assets resulting from business acquisitions (net of tax)	-	516	-	774
Non-GAAP income from continuing operations	67,691	11,327	110,269	46,542

GAAP net income	57,525	10,811	94,301	45,768
Amortization of intangible assets resulting from business acquisitions (net of tax)	-	516	-	774
Non-GAAP net income	57,525	11,327	94,301	46,542

GAAP net income attributable to SYSWIN Inc.	57,525	10,665	94,301	45,564
Amortization of intangible assets resulting from business acquisitions (net of tax)	-	475	-	712
Non-GAAP net income attributable to SYSWIN Inc.	57,525	11,140	94,301	46,276

GAAP net income per share, basic and diluted	0.37	0.06	0.61	0.24
Non-GAAP net income per share, basic and diluted	0.37	0.06	0.61	0.24
Shares used in calculating GAAP/Non-GAAP income per share, basic and diluted (weighted average number of ordinary shares outstanding)	154,875,000	193,275,000	154,875,000	193,275,000